

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Gerald Proehl
President and Chief Executive Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

      Re: **Dermata Therapeutics, Inc.**
              Registration Statement on Form S-1, as amended
              Exhibit Nos. 10.8 - 10.12
              Filed June 10, 2021
              File No. 333-256997

Dear Mr. Proehl:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                      Sincerely,

                                      Division of Corporation Finance